SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14F-1 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------


                  BRIGHTSTAR INFORMATION TECHNOLOGY GROUP, INC.
                  ---------------------------------------------
                            (Name of Subject Company)


                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                   10947N 10 4
                     ---------------------------------------
                      (CUSIP Number of Class of Securities)


                               Darren Ofsink, Esq.
                                Guzov Ofsink, LLC
                         600 Madison Avenue, 14th Floor
                            New York, New York 10022
                                 (212) 371-8008
     ----------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                  BRIGHTSTAR INFORMATION TECHNOLOGY GROUP, INC.
                           6601 OWENS DRIVE, SUITE 115
                          PLEASANTON, CALIFORNIA 94588

             Information Statement Pursuant to Section 14(f) of the
                       Securities Exchange Act of 1934 and
                  Securities and Exchange Commission Rule 14f-1

                             Notice of Change in the
                       Majority of the Board of Directors

                                  June 13, 2005


INTRODUCTION

         The information contained in this Information Statement is being furnished to all holders of record of common stock of BrightStar Information Technology Group, Inc. (the "Company") at the close of business on June 13, 2005 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about June 14, 2005.

         NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

         On April 14, 2005, the Company entered into a Stock Purchase Agreement with Stellar McKim LLC ("Stellar"), a financial services and software company (the "Stellar Transaction"). Pursuant to the Stellar Transaction, the Company filed a Certificate of Designation creating a new series of Preferred Stock designated Series A Convertible Preferred Stock ("Series A Preferred Stock") and issued and sold to Stellar: (i) 41,487,929 shares of Common Stock, representing approximately 57.6% of the Company's current authorized Common Stock, for $213,000 in cash; and (ii) 136,585 shares of Series A Preferred Stock, which shares are convertible into 482,764,933 shares of the Company's Common Stock, for $137,000 in cash. Authorization of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock issued to Stellar in the Stellar Transaction is subject to stockholder approval. After conversion of all of its Series A Preferred Stock, Stellar will own 94.5% of the outstanding Common Stock of the Company on a fully diluted basis. In addition, each share of Series A Preferred Stock entitles the holder to a number of votes equal to the number of shares of Common Stock into which it is convertible on all matters requiring approval by the Company's stockholders. Accordingly, Stellar currently owns approximately 94.7% of the total voting power held by stockholders of the Company.

         Pursuant to the Stellar Transaction, the Company also entered into an Omnibus Agreement (as amended, the "Omnibus Agreement"), with Stellar, BrightStar Information Technology Services, Inc. ("Services"), the Company's
principal operating subsidiary, and each holder (each a "Holder" and collectively the "Holders") of Service's Series 1 Convertible Subordinated Promissory Notes (the "Notes"), pursuant to which Stellar agreed to acquire all of the Notes from the Holders for $860,000. Pursuant to the Omnibus Agreement and the Purchase Agreement: (i) the warrants that were originally issued in connection with the issuance of the Notes were canceled; (ii) the conversion feature of the Notes was eliminated; (iii) the maturity of the Notes, as well as the due date for payment of interest accrued at March 31, 2005, was extended until December 31, 2007; and (iv) the Company issued 13,869,121 shares of Common Stock to the Holders.

         The Stellar Transaction resulted in a change of control of the Company. As explained above, upon conversion of the Series A Preferred Stock Stellar will own 94.5% of the Common Stock of the Company on a fully-diluted basis.

         Pursuant to the terms of the Stellar Transaction, all of the directors of the Company, other than Joseph A. Wagda, and all of the officers of the Company resigned, effective as of the close of business on April 18, 2005. After these resignations, Ian Scott-Dunne was appointed to the Company's Board of Directors and elected chairman and, subject to the filing and dissemination of this Schedule 14f-1, James Cahill, Robert Taggart, Deborah Seal, Leonard Zehnwirth and Julie Houk are to become members of the Board of Directors. Further, the Board of Directors elected Brian Burnett as Chief Executive Officer, John Coogan as Chief Financial Officer and Jordan Loewer as Corporate Secretary.

         As of the date of this Information Statement, the authorized capital stock of the Company consists of 72,000,000 shares of Common Stock, par value $.001 per share, of which 70,707,518 shares are issued and outstanding and 136,585 shares of Series A Preferred Stock, par value $.001 per share, all of which are issued and outstanding. Each share of Common Stock is entitled to one vote with respect to all matters to be acted on by the stockholders and the Series A Preferred Stock is entitled to an aggregate of 482,764,933 votes, which represents one vote for each share of Common Stock into which the Series A Preferred Stock is convertible.

DIRECTORS AND EXECUTIVE OFFICERS

         The following sets forth information regarding each of the Company's executive officers, Directors and proposed Directors. The Board of Directors has proposed that the following persons be appointed as Directors of the Company:

         Name                       Age
         ----                       ---
       James J. Cahill              44
       Robert H. Taggart            43
       Deborah L. Seal              54
       Leonard Zehnwirth            47
       Julie Houk                   40

         Ian Scott-Dunne, 60, is the Chairman of the Company's Board of Directors and the President, CEO and co-founder of Stellar Financial, Inc. as well as a Managing Member of Stellar McKim LLC. Mr. Scott-Dunne has over 20 years of technology sales and marketing experience in the international financial industry. For the past five years, Mr. Scott-Dunne has been a Director of Stellar Advisers, Inc., a registered investment adviser, a Director of Stellar Financial Inc. and a Managing Member of Stellar. Stellar Advisors, Inc. and Stellar Financial Inc. are affiliates of Stellar. Mr. Scott-Dunne has an in-depth understanding of the trust, securities processing and mutual fund businesses, as well as the technologies supporting them, and has developed long term relationships with senior bank executives throughout the world. He was the chief designer of Stellar Financial's software products. Mr. Scott-Dunne previously held trust/custody system sales and marketing positions with National Computer Services (NCS), Financial Technology International (FTI), Vista Concepts (then a NYNEX Company) and McDonnell Douglas Financial Services. Mr. Scott-Dunne's extensive knowledge and expertise have been essential in the development of the Stellar Financial GSS Data Object Encyclopedia, Stellar's Business Events for Securities, and the overall development of Stellar Financial products. Mr. Scott-Dunne has worked with clients such as Midland Bank, NECIGEF (Dutch Depository), Dai-Ichi Kangyo Bank, Bank of Tokyo, Royal Bank of Canada, National Australia Bank, Lloyds Bank, Christiana Bank, and Osterreichische Laenderbank, among others.

         Joseph A. Wagda, 61, has been a Director of the Company since April 2000 and served as its Chief Executive Officer from October 2000 to April 2005. Mr. Wagda also served as the Company's interim Chief Financial Officer from time to time during his tenure as Chief Executive Officer. Mr. Wagda was elected Chairman of the Company's Board of Directors on March 21, 2001. From 1997, Mr. Wagda has been engaged in a variety of investment related activities, including serving as President of Altamont Capital Management, Inc. and in leadership positions with several single-purpose investment entities. He has served as a director of Abraxas Petroleum Corporation (Amex: ABP), a public oil and gas company, and Zierer Visa Service, Inc., a private company engaged in the international travel services business. Previously, Mr. Wagda was President and CEO of American Heritage Group, a modular homebuilder, and a Senior Managing Director and co-founder of the Price Waterhouse corporate finance practice. He also was with the finance staff of Chevron Corporation and in the general counsel's office at Ford Motor Company. Mr. Wagda has a B.S. degree from Fordham College, an M.B.A., with distinction, from the Johnson School of Management, Cornell University and a J.D., with honors, from Rutgers Law School. Mr. Wagda also served on active duty as a regular army officer during the period 1965-70, including tours of duty with infantry units in Santo Domingo (82d Airborne) and Vietnam (MACV) and engineer units in Thailand. He attained the rank of major in the Corps of Engineers, prior to leaving the reserves in 1978.

         James J. Cahill, 44, is a proposed Director and the proposed Chairman of the Corporate Communications Committee. Mr. Cahill has been a Managing Member of Stellar McKim LLC since 2004 and a Managing Member of McKim & Company LLC since 1998. In addition, Mr. Cahill serves as a Director of McKim & Company LLC. Mr. Cahill has worked in the financial services industry for the past 20 years as an investment banker or investment portfolio manager. Prior to founding McKim & Company in 1998, Mr. Cahill was a Managing Director and Principal of MFR Securities, Inc. At MFR Securities, he managed all aspects of the firm, including directing its investment banking services, while maintaining regulatory compliance with the NASD. Previously, Mr. Cahill was a Managing Director of Investment Banking and a participant in the 1995 recapitalization of Laidlaw Global Securities. At Laidlaw, Mr. Cahill was a lead banker for both public and private financings as well as mergers & acquisitions, including the firm's principal acquisitions. Prior to Laidlaw, Mr. Cahill was a portfolio manager at TIAA-CREF and previously an investment banker at Goldman Sachs & Co. Mr. Cahill received a B.A. from Boston College and a Masters in Management from the Kellogg Graduate School of Management at Northwestern University. Mr. Cahill is a licensed principal with the National Association of Securities Dealers, Inc. and holds Series 7, 24, 51 and 63 licenses.

         Robert H. Taggart, Jr., 43, is a proposed Director of the Company and proposed member of the Corporate Communications Committee. Mr. Taggart has been a Director of McKim & Company LLC since July 2000 and is a Member of Stellar McKim LLC. Mr. Taggart has over 19 years of experience in the financial services industry. From 1998 to 2000, he was Executive Vice President and Managing Director of American Fronteer Financial Corporation. Prior to that, he was Vice President-Retail Sales at RAF Financial Corporation from 1994 to 1998. While at RAF, Mr. Taggart was directly responsible for taking the company from 25 account executives to 225 in thirteen cities in just three years and managed $750 million in customer assets. During his tenure at RAF, Mr. Taggart took public the parent company, Fronteer Financial Holdings, retired its debt and subsequently sold it to Heng Fung Holdings in 1998. While at RAF and American Fronteer, Mr. Taggart was directly responsible for closing over 25 transactions in excess of $200 million dollars in both the private and public markets. Prior to RAF Financial, Mr. Taggart was an account executive with Wolf & Company. Mr. Taggart has his series 7, 63 and 24 licenses. Mr. Taggart formerly served on the Denver Special Olympics Golf Committee and currently serves as the Founder and CEO of Front Range Amateur Hockey Association. He holds a B.S. degree in Business Administration from Albright College in Reading, PA.

         Leonard Zehnwirth, 47, is a proposed Director and the proposed Chairman of the Audit Committee. Mr. Zehnwirth is a financial management executive with over 24 years of diversified experience. He currently serves as a member of the Audit/Finance Committee and Investment Subcommittee of the NY Regional Association of Grantmakers and is a Trustee of the Board of Trustees of Hebrew Academy of Nassau County and a Director of F.Y. Eye, Inc. Since 2000, Mr.

Zehnwirth has been Chief Financial Officer of FJC, a Foundation of Donor-Advised Funds, and since 1988 he has been Chief Financial Officer of the Silverman Family Office. Prior to that, Mr. Zehnwirth was a Senior Manager at Ernst & Whinney. Previously, Mr. Zehnwirth was employed at Goldstein, Golub, Kessler & Co. from 1981 to 1983 and at Anchin, Block & Anchin from 1980 to 1981. Mr. Zehnwirth received a BA in accounting & information systems from Queens College in 1980. He is a licensed Certified Public Accountant, a member of the American Institute of Public Accountants and a member of the New York State Society of Certified Public Accountants.

         Julie Houk, 40, is a proposed Director, a proposed member of the Audit Committee and the proposed Chairman of the Compensation Committee. Ms. Houk has been Vice President Marketing & Development at The National Heritage Foundation, a public charitable corporation, since 1998 and served on its Board of Directors since 1994. She also serves as Secretary to the Board of Trustees of The Vantage Funds, a private investment fund of which The National Heritage Foundation is a shareholder. Stellar Advisors, Inc. is the investment advisor for The Vantage Funds. Ms. Houk is an executive-level communications professional with 18 years of experience in writing, editing, graphic design, website design, electronic communications, publishing, media and public relations and management. Before she assumed her present positions, Ms. Houk was Director of Marketing at Advanced Computer Concepts from 1994 to 1998 and Assistant Editor for ADPA Magazine from 1991 to 1994. Prior to that, Ms. Houk was Producer of Online News and Entertainment Services at Quantum Computer Services (now known as America Online). Ms. Houk received a B.A. in Communications from Virginia Tech in 1987.

         Deborah L. Seal, 54, is a proposed Director, a proposed member of the Compensation Committee and acting Chief Operating Officer of the Company. Ms. Seal is also Chief Operating officer of Stellar Financial, Inc. and a Member of Stellar McKim LLC. Ms. Seal has over twenty years marketing, sales and business management experience with a variety of high technology firms. She co-founded Stellar Financial and its predecessor companies and products. Ms. Seal has managed corporate operations for Stellar Financial since its inception in October 2002. Prior to Stellar Financial, she was Vice President of Marketing for AGS Computer Systems, the Information Services subsidiary of NYNEX Corporation. Ms. Seal assisted NYNEX in achieving its strategic goal of divesting three financial software companies, which comprised approximately one third of the AGS Computers portfolio. Prior to joining AGS Computers, she was Vice President of Marketing for Vista Concepts, Inc., a provider of high-end securities processing and trust accounting systems to financial institutions throughout the world. Previous senior level technology marketing/sales experience included executive positions with Automated Technology Systems Corporation (artificial intelligence software); Grumman Data Systems {database management and systems integration); and BRS Information Services. Ms. Seal frequently publishes articles and delivers speeches at international financial technology and software development conferences. She received her B.A. degree in Biology from Worcester State College and her Master of Natural Science (M.N.S.) degree from Worcester Polytechnic Institute.

         Brian Burnett, 46, the Company's Chief Executive Officer, has been the Senior Project Manager of Stellar Financial, Inc since October 2004. Mr. Burnett has been the Chief Information Officer for the National Christian Foundation since July 2000 and was a Senior Project Manager for Ronald Blue and Company from April 2000 to August 2001. Mr. Burnett has over 25 years of experience in software development and software-related project management and professional services delivery. His experience encompasses a broad spectrum of technical consulting and senior technical management roles for technology, consulting, financial, academic and non-profit institutions. His experience includes positions with Eli Lilly and Company, Ernst & Young, Anderson Consulting, C/Soft and the National Christian Foundation. In addition, Mr. Burnett designed and implemented the first western-level MBA program for Moscow State University in Russia and has taught MBA and undergraduate classes in finance, marketing, management and business ethics. Mr. Burnett received his Bachelor of Science in Business Administration and Computer Systems from Taylor University and received his MBA with a specialization in multinational management from The University of Pennsylvania's Wharton School of Business.

         John Coogan, 38, the Company's Chief Financial Officer, has over 12 years of experience in the information technology industry incorporating both system development and implementation. Mr. Coogan had previously been an employee of the Company from 1996 to 1998, an independent consultant working with the company from 1998 to 2000, employed by the company as Managing Director for professional services from 2000 to 2001 and Vice President of the Customer Relationship Management practice from 2001 to 2002. Mr. Coogan has been a Managing Director of Stellar Financial since October 2002, Chief Financial Officer since April 2004 and is a Member of Stellar McKim LLC. During this time, he managed a number of multi-million dollar enterprise software implementations and has provided management consulting services to emerging software companies. Prior to working in the information technology industry, Mr. Coogan worked for eight years with an international mortgage banking organization where he was, for three years, the group financial accountant with responsibility for the national and international accounting functions. Mr. Coogan is a Certified Public Accountant and a Fellow of the Association of Chartered Certified Accountants.

         Jordan Loewer, 55, is Secretary of the Company. He has been Chief Compliance Officer at McKim & Company, LLC since January 2003 and Director of Compliance at Stellar Advisors, Inc. since April 2005. In addition, Mr. Loewer has been Director of Compliance and a Director at McKim Capital Inc., a registered Broker-Dealer, since February 2000. Mr. Loewer has over 25 years of experience in the financial services industry, including managing compliance/control processes, regulatory relations, securities and related markets, financial instruments, payment systems, business integration and divestitures and operations. Mr. Loewer also has extensive experience developing, implementing and directing internal control and compliance programs in Accounting and Operations, including Payment Systems, Capital Markets (Securities and Derivatives), Trust and Custody. From 2000 to present, Mr. Loewer held the position of Chief Compliance Officer of Round1 USA, Inc. Mr. Loewer developed the Broker/Dealer subsidiary through which transactions in private securities, including equity, debt, and LP interests, as well as securitized assets and derivatives could be processed. From 1998 to January

2000, Mr. Loewer worked as an independent consultant performing risk assessment and test management services for BankAmerica Investment Services, Inc., Preferred Capital Markets, Inc. and NationsBank Securities and analysis of risk exposure for Bank of America NA, BankAmerica Securities, Inc., SeaFirst
Securities, Inc., and Union Bank of California. From 1985-1998, Mr. Loewer developed, implemented, and directed control and compliance programs in Capital Markets, Trust and Custody for Bank of America. At Bank of America, Mr. Loewer held the positions of Vice President and Manager, Institutional Trust Project Manager, and ITSS/Capital Markets Control and Compliance Manager. Mr. Loewer is a licensed principal with the National Association of Securities Dealers, Inc. and holds Series 7 and 24 licenses.

FAMILY RELATIONSHIPS

         There are no family relationships among any of the Company's directors and officers or those proposed to be directors and officers.

VOTING CONTROL AND MANAGEMENT

         As of May 25, 2005, the current Directors and Executive Officers of the Company did not own any of the Company's outstanding securities, nor did they have any rights to acquire such securities, except as set forth in the table below. The following is information with respect to the only stockholder of the Company which beneficially owns in excess of 5% of any class of the Company's outstanding voting securities. None of the proposed Directors owned any shares of the Company's voting securities as of May 25, 2005.

---------------------------------------------------------------------------------------------
Name and Address                  Title of Class            Amount and Nature      Percent of
of Beneficial Owner                                        of Beneficial Owner        Class
---------------------------------------------------------------------------------------------
Joseph A. Wagda(1)                Common Stock                  3,612,136               .7%
 547 Blackhawk Club Drive
 Danville, CA  94506

Stellar McKim LLC                 Common Stock (2)            524,252,862             94.5%
 730 Fifth Avenue                 Series A Preferred
 New York, NY  10019                Stock (3)                     136,585            100.0%

Ian Scott-Dunne                   Common Stock (2)            524,252,862             94.5%
 454 Saw Creek Estates            Series A Preferred
 Bushkill, PA  18324                Stock (3)                     136,585           100.00%

---------------------------------------------------------------------------------------------
Name and Address                  Title of Class            Amount and Nature      Percent of
of Beneficial Owner                                        of Beneficial Owner        Class
---------------------------------------------------------------------------------------------
James Cahill                      Common Stock (2)            524,252,862             94.5%
 57 Lawrence Hill Road            Series A Preferred
 Huntington, NY  11743              Stock (3)                     136,585            100.0%

John Coogan(4)                    Common Stock                     13,200               *
 1200 Javelyn Lane
 Stroudsburg, PA  18360

Deborah Seal                              *                          *                  *
 454 Saw Creek Estates
 Bushkill, PA  18324

Leonard Zehnwirth                         *                          *                  *
 150 East 58th Street
 New York, NY  10155

Julie Houk                                *                          *                  *
 7604 Helena Drive
 Falls Church, VA  22043

Robert Taggart, Jr.                       *                          *                  *
 7163 South Chapparal Circle East
 Centennial, CO  80016

Brian Burnett                             *                          *                  *
 Belchenstrasse 12
 73760 Ostfildern, Germany

Jordan Loewer                             *                          *                  *
 215 Summit Road
 Walnut Creek, CA

All Directors and Officers
As a Group (10 Individuals)       Common Stock                528,378,198             95.2%
                                  Series A Preferred              136,585            100.0%
                                    Stock

---------
(1) Includes 1,903,536 shares received by Mr. Wagda pursuant to the Omnibus Agreement in exchange for (i) his surrender of warrants to purchase 114,879 shares, which were originally issued to him in connection with the issuance of the Notes, and (ii) his agreement, as a holder of Notes, to eliminate the conversion feature of the Notes and to extend the maturity date of the Notes, as well as the due date for payment of interest accrued thereon as of March 31, 2005, to December 31, 2007. Mr. Wagda's Notes were previously convertible into 765,561 shares.

(2) Includes 41,487,929 shares of Common Stock, representing approximately 57.6% of the Company's currently authorized shares of Common Stock, owned by Stellar McKim LLC and 482,764,933 shares of Common Stock issuable upon conversion of the outstanding Series A Preferred Stock owned by Stellar McKim LLC. Each of Messrs. Scott-Dunne and Cahill has shared voting control over all of such shares by virtue of being a Managing Member of Stellar McKim LLC. Each share of Series A

Preferred Stock entitles the holder to a number of votes equal to the number of shares of Common Stock into which it is convertible on all matters requiring stockholder approval.

(3) Each of Messrs. Scott-Dunne and Cahill has voting control over these shares by virtue of being a Managing member of Stellar McKim LLC. Each share of Series A Preferred Stock entitles the holder to a number of votes equal to the number of shares of Common Stock into which it is convertible on all matters requiring stockholder approval. The Series A Preferred Stock is voted together with the Common Stock as a single class; accordingly, each of Messrs. Scott-Dunne and Cahill currently has shared control over approximately 94.7% of the total voting power of the Company's outstanding securities.

(4) Mr. Coogan purchased his shares in open market transactions prior to his becoming an executive officer of the Company.


-----------------------------------------


SECTION 16 REPORTING

         No person who, during the year ended December 31, 2004, was a Director, officer or beneficial owner of more than 10% of the Company's outstanding Common Stock (which is the only class of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Act"), (a "Reporting Person") failed to file on a timely basis reports required by Section 16 of the Act during the most recent fiscal year or prior years. The foregoing is based solely upon a review by the Company of Forms 3, 4, and 5 filed during or with respect to such fiscal year as furnished to the Company pursuant to Rule 16a-3(d) under the Act, and any representation received by the Company from any Reporting Person that no Form 5 is required.

COMPENSATION OF DIRECTORS

         Directors who do not perform services substantially full-time to the Company receive a fee for each Board meeting attended of $1,000. No fees are paid for attending committee meetings. The Company reimburses directors for their reasonable out-of-pocket expenses with respect to Board meetings and other Company business.

         Directors who are not officers of the Company also participate in the 1997 and 2000 Long Term Incentive Plans. The exercise price for all non-employee Directors options granted under the 1997 and 2000 Plans is 100% of the fair market value of the Common Stock as of the grant date. All of such options are immediately exercisable and expire no later than 10 years after the date of grant, unless sooner exercised.

COMMITTEES OF THE BOARD OF DIRECTORS

         The Board of Directors currently has no standing committees. The full Board, consisting of Messrs. Wagda and Scott-Dunne, currently serves as the compensation committee and the audit committee. The Board of Directors has proposed forming an Audit Committee, a Compensation Committee (which will also act as the Nominating Committee) and a Corporate Communications Committee and has proposed to appoint the following persons to serve on each Committee:

         Audit Committee:

         Leonard Zehnwirth (Chairman)
         Julie Houk

         Compensation Committee:

         Julie Houk (Chairman)
         Deborah L. Seal

         Corporate Communications Committee:

         James Cahill (Chairman)
         Robert Taggart, Jr.

In the view of the Board of Directors, it is appropriate for the Company not to have a separate nominating committee because the Compensation Committee will act as the Nominating Committee.

         The Audit Committee is proposed to be comprised of Mr. Zehnwirth and Ms. Houk, both of whom are non-employee Directors. The committee will operate in accordance with its written charter, set forth in Appendix A to this Information Statement. The Audit Committee will address on a regular basis matters that include, among other things, (1) the appointment of independent auditors, (2) reviewing with the Company's financial management the plans for, and results of, the independent audit engagement, (3) reviewing the adequacy of the Company's internal accounting controls, (4) monitoring the Company's internal audit program to assure that areas of potential risk are adequately covered, and (5) reviewing legal and regulatory matters that may have a material effect on the Company's financial statements.

         The Compensation Committee is proposed to be comprised of Ms. Houk and Ms. Seal. Ms. Houk is a non-employee Director. The Compensation Committee's primary functions will be to determine remuneration policies applicable to the Company's executive officers and to determine the basis of the compensation of the Chief Executive Officer including the factors and criteria on which such compensation is to be based. The Compensation Committee will also administer the Company's 1997 Plan and the 2000 Plan.

         The Corporate Communications Committee is proposed to be comprised of James Cahill and Robert Taggart, Jr. Mr. Cahill, the proposed Chairman of the Committee, is the Chief Executive Officer of McKim & Company LLC, a Managing Member of Stellar McKim LLC, and President of McKim Capital Inc. The Corporate Communications Committee will be responsible for the selection and oversight of the Company's investor relations and public relations firms and consultants. In addition, the Corporate Communications Committee will review and approve the Company's press releases and other communications with its shareholders and the public.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Except for (a) the Stellar Transaction, in which Messrs. Cahill and Scott-Dunne have an interest as the Managing Members of Stellar McKim, LLC, and
(b) ownership of the Company's outstanding securities, none of the Directors, executive officers, 10% stockholders, proposed Directors or any associate or affiliate of any of such persons, has or, to the Company's knowledge, had a material interest, direct or indirect, during the fiscal years ended December 31, 2004 and 2003, respectively, or any subsequent interim period, in any transaction or proposed transaction material to the Company.

         No executive officer, Director, proposed Director or any member of any of these individuals' immediate families, or any corporation or organization with whom any of these individuals is affiliated, is or has been indebted to the Company since the beginning of its last fiscal year.

LEGAL PROCEEDINGS

         The Company is not aware of any legal proceedings in which any Director, officer, proposed Director, owner of record or beneficial owner of more than 5% of any class of the Company's outstanding voting securities, or any affiliate of any of the foregoing, is a party adverse to Company or has a material interest adverse to the Company.

EXECUTIVE COMPENSATION AND CERTAIN OTHER TRANSACTIONS

Summary Compensation Table.

         The following table contains information concerning compensation earned by the Company's Chief Executive Officer, who was also the Company's acting Chief Financial Officer as of the end of 2004 and is no longer with the Company. None of the Company's current Executive Officers is receiving any compensation; the Company expects to negotiate employment agreements with its Executive Officers in the near future.

                                                              ANNUAL            LONG TERM
                                                           COMPENSATION        COMPENSATION
                                                                                SECURITIES
                                                                                UNDERLYING         ALL OTHER
     NAME                   TITLE                   SALARY(S)      BONUS         OPTIONS         COMPENSATION
----------------      ------------------           -----------   ---------     ------------      ------------
Joseph A. Wagda       Chairman and Chief    2004    $345,425(1)  $   --             --                --
                      Executive Officer     2003     333,333      29,167(2)         --                --
                                            2002     291,664      25,000         750,000            36,750

Paul C. Kosturos       Chief Financial      2004    72,990(3)        --             --                --
                           Officer          2003     125,000       5,500            --                --

---------
    (1) Mr. Wagda's reported salary for 2004 includes $12,092 of previously accrued vacation time paid to him.

    (2) As a bonus for 2003, Mr. Wagda was awarded an additional month of paid vacation. The cash value of the award is included in the chart based on his annual rate of salary at the time of the award.

    (3) Mr. Kosturos left the Company on August 3, 2004.


----------------------------


    Stock Options

         The following table contains information concerning the grant of stock options and restricted stock awards to each of our named executive officers included in the Summary Compensation Table during 2004 (inside and outside the Plans).

                     STOCK OPTION GRANTS IN 2004 FISCAL YEAR

                                INDIVIDUAL GRANTS

                       NUMBER OF          % OF TOTAL
                       SECURITIES          OPTIONS
                       UNDERLYING         GRANTED TO         EXERCISE
                        OPTIONS          EMPLOYEES IN         PRICE          EXPIRATION     GRANT DATE
      NAME              GRANTED          FISCAL YEAR          ($/SH)            DATE           VALUE
      ----              -------          -----------          ------         ----------     ----------
Joseph A. Wagda           ---                ---               ---              ---             ---
Paul C. Kosturos          ---                ---               ---              ---             ---


         AGGREGATED OPTION EXERCISES IN 2004 AND YEAR-END OPTION VALUES

         The following table sets forth information for each of our named executive officers included in the Summary Compensation Table with respect to options to purchase our Common stock held as of December 31, 2004.

                       SHARES                        NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                      ACQUIRED                      UNDERLYING UNEXERCISED      IN-THE-MONEY OPTIONS/AWARDS
                         ON            VALUE       OPTIONS AT 12/31/03(#)(1)         AT 12/31/03($)(2)
     NAME            EXERCISE(#)    REALIZED($)    EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE
 -----------------   -----------    -----------    -------------------------     --------------------------
 Joseph A. Wagda         --              --                   --                            --
 Paul C. Kosturos        --              --                   --                            --

---------
(1) No stock appreciation rights (SARs) were outstanding during 2003.
(2) The closing price of our common stock at December 31, 2004 was $0.01 per share.


----------------------------------------------------


Employment Agreements

         The Company does not currently have any employment agreements with any Executive Officers or Directors. The Company plans to negotiate agreements with its Executive Officers in the near future.

Compensation Committee Interlocks and Insider Participation

         During 2004, non-employee Directors Jennifer Barrett, Barry Zwahlen and Thomas Hudgins served as members of the Compensation Committee. None of such individuals had any relationship that is required to be disclosed under this caption. All of such individuals resigned effective April 18, 2005. Following their resignation, Messrs. Scott-Dunne and Wagda have served as the acting Compensation Committee and have deliberated on the Company's executive compensation arrangements. Mr. Scott-Dunne is Chairman of the Company's Board of Directors and Mr. Wagda, prior to his resignation in April 2005, was the Company's Chief Executive Officer and acting Chief Financial Officer. The proposed members of the Compensation Committee are Ms. Houk and Ms. Seal. Ms. Seal is the Chief Operating Officer of Stellar Financial and acting Chief Operating Officer of the Company. Ms. Houk does not have any relationship that is required to be disclosed under this caption.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

         The Company is subject to the information and reporting requirements of the Act and, accordingly, files periodic reports, documents and other information with the Securities and Exchange Commission relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the Commission's website at www.sec.gov.


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